

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 17, 2008

Mr. Darcy Krell
Chief Financial Officer
Gemstar Resources Ltd.
220 Decourcy Drive
Gabriola Island, British Columbia, Canada V0R 1X0

      Re: **Gemstar Resources Ltd.**
              Form 20-F for Fiscal Year Ended January 31, 2007
              Filed June 20, 2007
              File No. 001-31799

Dear Mr. Krell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended January 31, 2007

Controls and Procedures, page 31

1.   Please correct the reference to "transition report" in the first sentence of your disclosure, or explain how this relates to your evaluation. Additionally, revise your disclosure to state whether there was any change in your internal control

over financial reporting that occurred *during the period covered by your annual report, instead of subsequent to such period,* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Form 20-F Item 15(d).

Financial Statements

Auditors' Report

2.   We note your auditors' disclosure that your financial statements for the year ended January 31, 2005 were audited by other auditors who have ceased operations. Please amend your filing to include your prior auditors' report for your financial statements for the year ended January 31, 2005, reprinted with a legend indicating (a) that the report is a copy of the previously issued report and (b) that the prior auditors have not reissued the report since they have ceased operations. You may refer to AU Section 9508 paragraph 65 for further guidance.

Certification Exhibits 12.1 and 12.2

3.   Please limit the first line of your certifications to just the names, but not the titles, of the officers providing the certifications.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief